

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2018

Robert Kay
Chief Executive Officer
iBio, Inc.
600 Madison Avenue, Suite 1601
New York, NY 10022-1737

 Re: iBio, Inc.
 Registration Statement on Form S-1
 Filed May 2, 2018
 File No. 333-224620

Dear Mr. Kay:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Dorrie Yale at 202-551-8776 with any questions.

 Division of Corporation Finance
 Office of Healthcare & Insurance

cc: Andrew Abramowitz